

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2021

Ilya Rachman
Chief Executive Officer
Immix Biopharma, Inc.
11400 West Olympic Blvd., Suite 200
Los Angeles, CA 90064

      Re: Immix Biopharma, Inc.
           Registration Statement on Form S-1
           Filed September 17, 2021
           File No. 333-259591

Dear Dr. Rachman:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed September 17, 2021

Prospectus Summary, page 1

1.   We refer to the second and third rows in your pipeline table under the heading IMX-111 and IMX-120. In light of your disclosure that you plan to conduct IND-enabling studies for IMX-111 and IMX-120 by mid-2022, please shorten the arrows in these rows to show that you have not yet completed the preclinical trials.

AxioMx Master Services Agreement, page 51

2.   We note your response to our prior comment 9 and your disclosure on page 51 that the term of the AxioMx Master Services Agreement was set to expire on December 22, 2019, unless extended by you and AxioMx. Please revise to include disclosure of any extensions and/or amendments to the Master Services Agreement and file any amendments as exhibits.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Gary Newberry at 202-551-3761 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeffrey Fessler, Esq.